Exhibit 99.3
James Hardie September 2007 In this Management Presentation, James Hardie may present the financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Endnotes section of this document starting on page 45. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include “EBIT” and “EBIT margin”. The company may also present other terms for measuring its sales volumes (“million square feet (mmsf)”); and Non-US GAAP financial measures (“EBIT and EBIT margin excluding adjustments to asbestos adjustments, SCI and other related expense, and impairment of roofing plant”). Unless otherwise stated, results are for continuing operations only. James Hardie A Growth Focused Company Note: Net sales and total assets are at 31 March 2007 2

Focused on Fibre Cement Investment Attributes 1 Excluding asbestos related items 3 First to Develop Fibre Cement James Hardie pioneered development of fibre cement technology in the 1980s Superior Durability 4_

Industry Leadership and Profitable Growth Strategy Aggressively grow primary demand for fibre cement Secure differentiated position Generate strong top line growth Win high shares of large segments Sustain attractive margins 5 Business Portfolio Assets* Sales EBIT ¦ USA Fibre Cement ¦ Asia Pacific Fibre Cement ? Other (Established High Growth/High Return ) (Established High Return) (Other Potential Growth Opportunities) At and for the fiscal year ended 31 March 2007 * Total Identifiable Assets — Excludes General Corporate, Research and Development and Asbestos related items 6_

USA Fibre Cement — Quick history 1990-1995 Entered US in 1990 to manufacture and market roofing shakes (one line, one plant) Shifted target market from roofing to siding Moved to high throughput, low unit cost manufacturing strategy Revenue growth led to investment in new capacity 1995-2000 Entry of direct fibre cement competition Advancements in product and process technology Moved to ‘product leadership’ strategy 7 USA Fibre Cement — Quick history (cont.) 2000 — present - A number of cladding competitors exit Business continued to grow strongly in buoyant housing market Product leadership strategy helps revenue outstrip volume growth Business model is proven - continues to deliver good returns in housing downturn New competitive capacity is added 8_

USA Fibre Cement Sustainable Competitive Advantage Unique plant engineering and proprietary process technology and product formulations — significant investment in R&D Superior capital cost efficiency Low cost manufacturer Only national producer of fibre cement in each key geographic market Excellent plant economies of scale — plants 2-3 times larger than fibre cement competitors Unique differentiated products, widest range and strong brands 9 USA Fibre Cement — Revenue Growth Streams Exterior products Siding Soffit Fascia Trim Interior products 1/4 inch backerboard Hardiebacker 500® Total net sales compound annual growth rate of 23% (FY02 — FY07) USA Fibre Cement 10_

James Hardie

USA Fibre Cement – Sales Mix[1]

New Construction vs Repair and Remodel

	New construction	R&R
Total sales	61%	39%
Exterior products	70%	30%
Interior products	30%	70%

Exterior vs Interior Products

	Exterior	Interiors
Volume	78%	22%
Revenue	84%	16%

[1] FY07 - Volume

11

James Hardie

Exterior Products - US Siding Market

Large Growth Opportunity



Plywood 3%
Alum./Steel 3%
Other 3%
Hardboard 3%
OSB 1%
Mansonry 4%
Brick 10%
Vinyl 37%
Fibre Cement 14%
(James Hardie) 12%
Wood 8%
Stucco 14%

est 2007*

Estimated James Hardie terminal share 35%

* NAHB Sources:

- Builder Practices Report – Siding Usage/Exterior Wall Finish in New Construction
- Consumer Practices Report- Siding Usage/Exterior Wall Finish In Repair & Remodel

Note – market and share figures reflect siding only; exclude fascia, soffits & trim

12

James Hardie

Superior Product Performance

Fibre Cement is more durable than wood and engineered wood



Fibre Cement	Superior Durability	Engineered Wood
✓	Moisture Resistant	?
✓	Fire Resistant	?
✓	Weather Resistant	?
✓	Termite Proof	?
✓	Resists Warping	?
✓	Resists Cracking	?
✓	Resists Rotting	?
✓	Holds Paint Longer	?



USA Fibre Cement

13

James Hardie

Superior Product Performance (cont.)

Fibre Cement looks and performs better than vinyl



Fibre Cement		Vinyl
✓	Fire Resistant	?
✓	Hail Resistant	?
✓	Resists Warping	?
✓	Resists Buckling	?
✓	Color Lasts Longer	?
✓	Dimensional Stability	?
✓	Can Be Repainted	?

USA Fibre Cement

14

James Hardie

Interior Products

- Net sales growing strongly – CAGR* 23% (FY02-FY07)
- Leading position in 1/4" segment – technology advantage for floor applications
- Hardiebacker 500® is driving penetration on wall applications
- Greenboard replacement
- Growing segment and market share
- High terminal segment share


Hardiebacker
Others

FY 1997 657mmsf


Hardibacker
Others

FY 2007 1.14bsf

* Compound Annual Growth Rate

USA Fibre Cement
15

James Hardie

Interior Products (cont.)

Attributes

- Protection against moisture damage and mould growth (total wet area solution)
- Strength
  - Highest compressive and flexural strength available
- Workability
  - Cleaner and less abrasive than glass mesh
  - Low density formulation – lightest cement board on the market



USA Fibre Cement
16

Largest Fibre Cement Producer in North America

James Hardie

Plant Locations



Tacoma, WA
Blandon, PA
Peru, IL
Reno, NV
Pulaski, VA
Fontana, CA
Summerville, SC
Waxahachie, TX
Plant City, FL
Cleburne, TX

JH Plant Design Capacity

Flat Sheet Plants	Capacity (mmsf)
Fontana, California	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	560
Waxahachie, Texas	360
Blandon, Pennsylvania	200
Summerville, South Carolina	190
Reno, Nevada	300
Pulaski, Virginia	600
Flat Sheet Total	3,390
FRC Pipe Plant	
Plant City, Florida	100,000 tons

USA Fibre Cement

17

Low Cost Fibre Cement Producer

James Hardie

PRODUCTION CAPACITY PER LINE



MMSF
60
100
150
200
300
1990
1994
1998
2001
2006

CAPITAL COST PER UNIT OF CAPACITY (US$/SF)



$US / SF
FY91
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY05
FY06
FY07

USA Fibre Cement

18

James Hardie

USA Fibre Cement Divisions

Organisational Structure


West Markets
(incl. AK, HI)
North Markets
(incl. Can)
South Markets


2,500
2,000
1,500
1,000
500
0
MMSF
FY03
FY04
FY05
FY06
FY07
Interiors
North
West
South


JHBP USA - Total Business Mix
FY07 Volume = 2.1bsf
Interiors
North
West
South

19

James Hardie

USA Fibre Cement Divisions (cont.)

Southern and Western Divisions

- High builder penetration
- High brand awareness
- Primary growth positioned around wood, vinyl, brick and stucco conversions
- Expansion into rural markets
- Significant opportunity in R&R segment
- Incremental revenue opportunity with colour



20

James Hardie

USA Fibre Cement Divisions (cont.)

Northern Division

- Approx. 50% of new housing sales
- Accounts for 25% of USA Fibre Cement sales
- Penetrating regions where vinyl is dominant siding material
- Focus on majority color penetration
- Estimated terminal share of 30%



21

James Hardie

ColorPlus® Model

- Higher quality products with higher revenue stream
- Strategy designed to reduce 'on the wall' cost and close gap with vinyl siding
  - Supply of pre-painted exterior products
  - Reduce supply chain costs
  - Installer education
- Channel increases revenue base and gains incremental volume
- End-user gets higher quality product at reduced cost



USA Fibre Cement

22

ColorPlus® Model (cont.) Mechanics of model in place Colour plant network 20 colours and 20 products by market Channel is reset and developing Base level logistics capability Value priced ColorPlus® in July 2006 USA Fibre Cement 23 Average Net Sales Price Average price growth driven by mix and price increases 620 -, 600 — 580 — 560 — 540 — 520 — 480 — 460 — 440 — 420 — 400 — 380 - 360 FY02 FY03 FY04 FY05 FY06 FY07 Q1 FY08 USA Fibre Cement 24

USA Fibre Cement Top Line Growth 3,000 $1,300 2,200 1,800 $500 1,000 600 $300 200$100 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 JH Volume JH Revenue Housing Starts 1 Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau. USA Fibre Cement EBIT and EBIT Margin* 140 35 80 FY02 FY03 FY04 FY05 FY06 FY07 Q1 FY08 EBIT EBIT/Sales *Excludes restructuring and other operating expenses of US$12.6 million in Q3 FY02 26

Growth in Revenue Per Employee



US$ Thousands
$48
$115
$153
$166
$251
$250
$329
$298
$354
$326
$381
$367
$413
$495
$552
$570
FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07
Revenue
# of Employees
Revenue Per Employee

27

US Housing Downturn

- Focus on primary demand growth and cost management
- Business Re-set
  - Re-set late 2006/early 2007 in anticipation of weaker housing market
  - Included:
    - Production re-scheduling to balance supply and demand
    - Sales and marketing activities reviewed and re-allocated based on lower market opportunity
    - Corporate wide review undertaken of cost saving opportunities
  - Assisted in delivery of solid operating performance despite weaker market
  - Able to 'flex up' quickly if needed
- Continuing to invest in growth initiatives

USA Fibre Cement

28

James Hardie

Market Penetration

USA Fibre Cement


30%
20%
10%
0%
-10%
-20%
-30%
Q105
Q205
Q305
Q405
Q106
Q206
Q306
Q406
Q107
Q207
Q307
Q407
Q108
%JHBP Growth (sdft)
New Construction/Repair & Remodel Growth
Rolling 4Qtr - %JHBP Growth (sdft)
Rolling 4Qtr – New Construction/Repair & Remodel Growth

29

James Hardie

Asia Pacific Fibre Cement


TAIPEI
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH

- Manufacturing plants in Australia, New Zealand, Philippines
- FY07 net sales US$252m
- FY07 EBIT US$39m
- Higher value differentiated products
- Lower delivered cost
- Shift to growth model
- Philippines focus on profitability

30

Organisational Focus Product Leadership Continued investment in new product development and commercialisation Value-added, differentiated products Benefits: Grow the fibre cement category Grow revenue Sustain good margins Defend and strengthen our competitive position 31 Organisational Focus Product Leadership — examples USA Fibre Cement: ColorPlus® Collection (pre-painted siding and trim): Driving growth against vinyl in Northern Division Launched in Western and Southern Divisions FY07

Organisational Focus Product Leadership — examples USA Fibre Cement: ¦ ArtisanTM Lap (thicker siding, provides distinctive shadow currently being launched in Atlanta ¦ wider launch in 2008 artisan 33 Organisational Focus Product Leadership — examples Asia Pacific Fibre Cement ScyonTM range of value-added, differentiated products launched 2007 34_

James Hardie

Organisational Focus

Changing US Product Mix

- Product mix will evolve significantly in the medium term to continue to drive revenue and leverage market position.



Today
Colorplus
HardiePlank
Cemplank
Tomorrow
Next Generation
Hardieplank/ ColorPlus
Cemplank
Fighting Brand

35

James Hardie

Organisational Focus

USA Fibre Cement – Future Growth

- Job 1
  - Deliver terminal share in current USA Fibre Cement business
- Job 2
  - Extend the current business model in the US (eg new products, new markets)
- Job 3
  - Bolt-on acquisition opportunity in the US?
  - Technology track outside of fibre cement?
  - Geography spread outside the US?

36

James Hardie

Long Term Financial Targets

High Growth and Attractive Returns Targeted

	Target[1]	Actual FY07	Actual FY06	Actual FY05	Actual FY04
Revenue Growth	> 15% p.a.	4%	23%	23%	25%
EBIT Margin	> 15% p.a	22%*	21%*	19%*	18%
Return on Capital Employed	> 15% p.a	28%*	32%*	27%	23%



1 Long term target excludes asbestos-related expenses

* Excludes asbestos adjustments, SCI and other related expense and impairment of roofing plant (FY 2006).

37

James Hardie

Q1 FY08 – Results Overview

- Strong operating performance despite further weakness in major markets
- Net operating profit affected by asbestos (mostly related to stronger A$)

US$ Million	Q1 FY08	Q1 FY07	% Change
Net operating profit	39.1	35.5	10
Net operating profit excluding asbestos	68.6	62.7	9
Diluted earnings per share, excluding asbestos (US cents)	14.6	13.4	9

38

Q1 FY08 — Results Overview Strong operating performance USA Fibre Cement — improved market penetration, price growth and cost management helped deliver a very strong EBIT result despite further weakness in US housing Asia Pacific Fibre Cement — both sales and EBIT up despite weak Australian and New Zealand housing and renovation markets Business continued to generate strong operating cash flows 39 Q1 FY08 — Results Overview USA Fibre Cement — Outperforming housing market Net Sales down 1% to US$346.1 million Sales Volume down 5% to 573.4 mmsf Average Price up 5% to US$604 per msf EBIT up 11% to US$114.4 million EBIT Margin up 3.5 pts to 33.1% 40_

Q1 FY08 — Results Overview Asia Pacific Fibre Cement Net Sales up 20% to US$71.2 million Sales Volume up 7% to 98.0 mmsf Average Price up 1%toA$873 EBIT up 20% to US$12.4 million EBIT Margin flat 17.4% 41 Corporate Issues and Challenges The company continues to focus on the effective management of a number of corporate matters, including: Ongoing compliance with Amended Final Funding Agreement (received shareholder approval February 2007): Asbestos compensation funding; Medical research and asbestos education funding Unfortunately, company’s financial results are affected by movements in exchange rate between A$ and US$ (asbestos liability in A$ — company reports in US$) Challenging an amended ATO assessment on RCI (subsidiary company) in respect of its 1999 tax return ASIC proceedings associated with the establishment of the Medical Research and Compensation Foundation in 2001 42_

Summary We have a strong, well established, growth focused and high return business We have a sustainable competitive advantage Our model for strong growth is based on: Large market opportunity Superior value proposition Proprietary and/or protected technology Upsides due to current R&D investments Significant organisational advantages Focused strategy and organisational effort Scale Strong cash flows have been grounded and the company is in a sound financial position (share buy back announced) Accounting results subject to volatility — FX impact on A$ asbestos liability 43 Disclaimer This Management Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include: expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims; expectations with respect to the effect on our financial statements of those payments; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission; expectations that our credit facilities will be extended or renewed; projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; and statements about product or environmental liabilities. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 6 of our Form 20-F filed on 6 July 2007 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the effect of natural disasters. We caution you that the foregoin g list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made. 44_

Endnotes This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including Management’s Analysis of Results, a Media Release and a Financial Report. Definitions Financial Measures-US GAAP equivalents EBIT and EBIT Margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the earnings generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. Operating profit- is equivalent to the US GAAP measure of income. Net operating profit — is equivalent to the US GAAP measure of net income. Sales Volumes mmsf- million square feet msf- thousand square feet 45 Endnotes Financial Ratios Gearing Ratio - Net debt/cash divided by net debt/cash plus shareholders’ equity. Net interest expense cover — EBIT divided by net interest expense. Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised. Net debt payback — Net debt/cash divided by cash flow from operations. Net debt/cash — Short-term and long-term debt less cash and cash equivalents. 46_

James Hardie

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos – EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

US$ Million	Q1 FY08	Q1 FY07
EBIT	$ 75.0	$ 68.9
Asbestos:		
Asbestos adjustments	30.1	27.2
AICF SG&A expenses	0.6	-
EBIT excluding asbestos	$ 105.7	$ 96.1
Net Sales	$ 424.4	$ 415.5
EBIT margin excluding asbestos	24.9%	23.1%

47

James Hardie

Non-US GAAP Financial Measures (continued)

Net operating profit excluding asbestos– Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

US$ Million	Q1 FY08	Q1 FY07
Net operating profit	$ 39.1	$ 35.5
Asbestos:		
Asbestos adjustments	30.1	27.2
AICF SG&A expenses	0.6	-
AICF interest income	(1.6)	-
Tax expense related to asbestos adjustments	0.4	-
Net operating profit excluding asbestos	$ 68.6	$ 62.7

48

Non-US GAAP Financial Measures (continued) Diluted earnings per share excluding asbestos - Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes. US$ Million Q1 Q1 FY08 FY07 Net operating profit excluding asbestos $ 68.6 $ 62.7 Weighted average common shares outstanding — Diluted (millions) 469.4 466.9 Diluted earnings per share excluding asbestos (US cents) 14.6 13.4 49